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                                         Filed By: Regions Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                            Subject Company: Park Meridian Financial Corporation
                                                  Commission File No.: 000-31277

         THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF REGIONS FINANCIAL CORPORATION AND PARK MERIDIAN FINANCIAL CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF PARK MERIDIAN FINANCIAL CORPORATION WITH RESPECT TO THE ACQUISITION (AS DEFINED BELOW).

         On June 27, 2001, Regions Financial Corporation ("Regions") and Park Meridian Financial Corporation ("Park Meridian") issued a joint press release announcing the proposed acquisition (the "Acquisition") of Park Meridian by Regions.

         A copy of the joint press release dated June 27, 2001, pertaining to the Acquisition is being filed as Exhibit A to this report, and is incorporated herein by reference.
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                                                                       Exhibit A

Press Release
June 27, 2001

                        Regions to Acquire Park Meridian

BIRMINGHAM, Ala.--(BUSINESS WIRE)--June 27, 2001--Regions Financial Corporation (NASDAQ/NM: RGBK) and Park Meridian Financial Corporation (OTC BB: PMFN) jointly announced that they have signed a definitive agreement that provides for the acquisition of Park Meridian by Regions in a stock-for-stock merger.

"We are very excited to expand our commercial banking franchise into Charlotte, North Carolina, through affiliation with Park Meridian," Regions' Chairman and Chief Executive Officer, Carl E. Jones, Jr., stated. "Park Meridian is a high growth commercial bank that has built its business by serving small business and affluent clientele in the Charlotte area. This operation will complement our existing Morgan Keegan presence in the rapidly growing, attractive Mecklenburg County area. We look forward to serving Park Meridian's customers and to working with its directors, employees and stockholders."

Kevin T. Kennelly, President and Chief Executive Officer of Park Meridian, said, "We are extremely pleased to affiliate with Regions. This will enable us to better serve our customers by offering a broader selection of commercial, consumer and investment banking products delivered with the professional level of service that our customers expect and deserve. Regions will give us access to additional resources for expanding and growing our franchise in the Charlotte area. I know our customers, employees and shareholders will benefit from affiliation with a major, diversified, southern financial institution like Regions."

Under the terms of the agreement, Regions would exchange 0.55 of a share of its common stock for each share of Park Meridian common stock, subject to possible adjustment. The transaction would be valued at approximately $50 million based on recent market prices for Regions common stock. The merger, which is anticipated to be accounted for as a purchase, is expected to be consummated during the fourth quarter of 2001, pending approval of Park Meridian's stockholders and regulatory authorities, and other customary conditions of closing. The transaction is expected to be a tax-free reorganization for federal income tax purposes.

Regions expects to repurchase the approximately 1.5 million shares of its common stock that would be issued in connection with this transaction. Such repurchases will be made in the open market from time to time, depending on market conditions.

Park Meridian Financial Corporation, headquartered in Charlotte, North Carolina, is the holding company for Park Meridian Bank, which operates three offices in Charlotte. At March 31, 2001, Park Meridian reported total assets of $284 million, deposits of $202 million and stockholders' equity of $23.8 million. Park Meridian reported a return on assets of 1.09%, with a return on stockholders' equity of 13.15%, based on an 8.38% equity-to-assets ratio. Its common stock is traded in the Nasdaq Bulletin Board System under the symbol "PMFN." Additional information


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regarding Park Meridian may be found at its Internet homepage,
http://www.parkmeridianbank.com.

Regions Financial Corporation, with $46.1 billion in assets, ranks among the 25 largest financial services companies in the nation. Serving customers throughout the South, it provides traditional commercial and retail banking services and other financial services in the fields of investment banking, asset management, trust, mutual funds, securities brokerage, insurance, leasing and mortgage banking. Its banking affiliate, Regions Bank, offers banking services from more than 680 banking offices in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and Texas. Regions provides investment and brokerage services from more than 50 offices of Morgan Keegan & Company, Inc., one of the South's largest investment firms. Regions ranks on both the Forbes 500 and the Fortune 500 listing of America's largest companies; its common stock is traded in the Nasdaq National Market System under the symbol "RGBK."

For additional information, visit Regions' Web site at http://www.regions.com or contact Ronald C. Jackson, Senior Vice President and Director of Investor Relations, Regions Financial Corporation, Telephone 205/326-7374.

The proposed transaction will be submitted to Park Meridian's shareholders for their consideration, and Regions will file with the SEC a registration statement, which shall contain a proxy statement-prospectus to be used by Park Meridian in connection with its solicitation of shareholder approval for the proposed transaction, as well as other relevant documents concerning the proposed transaction. Park Meridian shareholders are urged to read the registration statement and the proxy statement-prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement-prospectus included in the registration statement, as well as other filings containing information about Park Meridian and Regions, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement-prospectus and the SEC filings that will be incorporated by reference in the proxy statement-prospectus can also be obtained, without charge, by directing a request to Park Meridian, Joseph M. Dodson, Park Meridian Financial Corporation, Post Office Box 11816, Charlotte, North Carolina 28220 (704-366-7275), or to Regions, Ronald C. Jackson, Senior Vice President and Director of Investor Relations, Regions Financial Corporation, 417 North 20th Street, Birmingham, Alabama 35203 (205-326-7374).

Park Meridian and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Park Meridian in connection with the merger. Information about the directors and executive officers of Park Meridian and their ownership of Park Meridian common stock is set forth in the proxy statement, dated April 15, 2001, for Park Meridian's 2001 annual meeting of shareholders, as filed with the SEC on a
Schedule 14A on April 6, 2001 (available on the SEC's Internet site at http://www.sec.gov). Additional information regarding the interests of those participants may be obtained by reading the proxy statement-prospectus regarding the proposed transaction when it becomes available.


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